   Exhibit 99.3

Press Conference

Infosys Limited Q4 FY2022
Press Conference Call April 13, 2022

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)

Corporate Communications

Journalists

Reema Tendulkar

CNBC-TV18

Sai Ishwar

The Economic Times

Ayushman Baruah

Mint

Chandra Ranganathan

Moneycontrol

N R Sethuraman

Reuters News

Reshab Shaw

Deccan Herald

Uma Kannan

The New Indian Express

Anisha Jain

ET Now

Harshada Sawant

CNBC Awaaz

Sajeet Manghat

BloombergQuint

Kushal Gupta

Zee Business

Shivani Shinde

Business Standard

Shilpa Phadnis

The Times of India

Swathi Moorthy

Moneycontrol

Surabhi Agarwal

The Economic Times

Rishi Basu

A very good evening, everyone and thank you for joining Infosys’ fourth quarter financial results. My name is Rishi and on behalf of Infosys I am delighted to welcome all of you at our campus today. All participants at this press conference are fully vaccinated and adhering to COVID-19 protocols. With that, let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you Salil.

Salil Parekh

Thanks Rishi. Good afternoon, good evening. Welcome to the campus after a long time, good to see all of you here and good to see all the energy in the room.

We have had an exceptional year; this year with an annual growth of 19.7% in constant currency terms. This was the fastest growth that we have had in 11 years. We are gaining market share; we are building on our leadership in cloud and digital and we are working more closely with clients on their transformation programs. Growth was broad based across business segments, service lines and geographies. Each of our business segments grew in the double digits, US and Europe grew 20%, so a very strong performance all around.

Our digital revenues now account for 59.2% of our company and they grew at 41.2% for the year. Within digital, our cloud work is growing faster, and our Cobalt cloud capabilities are seeing significant traction with our clients. Our growth has been accompanied by robust operating margins at 23%. We delivered these margins while maintaining focus on our employees with increased compensation and benefits.

Our large deal wins were at $9.5 bn for the full year and $2.3 bn for the quarter. In Q4 our revenue growth was 20.6% year on year and 1.2% quarter on quarter in constant currency terms.

Our industry leading performance in FY22 would not have been possible without the enormous contribution and commitment of all of our employees. I am extremely proud and grateful for the extraordinary efforts in delivering all the work for our clients.

We recruited 85,000 college graduates in this financial year. We added 22,000 employees in the fourth quarter. We have an extremely strong recruitment program; this is really a reflection of our enhanced recruitment capabilities, solid brand and deep penetration into various talent markets. This increases our comfort to support our clients in their digital transformation programs. As we look ahead, our sustained momentum in FY 22, large deal wins, robust deal pipeline and client confidence in our capabilities give us comfort to provide a guidance of 13% to 15% for growth in FY23, in constant currency terms.

With the pace of digital disruption accelerating across industries, we see a robust demand environment and immense potential to partner with our clients. Our ‘One Infosys’ approach is serving us well to bring the best of Infosys in the service of our clients’ needs. Our strategy that we launched four years ago has really served us well. We have delivered industry-leading growth and industry-leading TSR.

Now as we look ahead to the next phase, we want to further enhance our leadership along the digital innovation curve. We plan to expand the capabilities by scaling our cloud capabilities even further, expanding our digital work, expanding on our automation, increase relevance with large enterprises and the technology native companies and strengthen our employee value proposition. Our focus on staying ahead in the cloud and digital ecosystem, and the focus on employees, and some of the costs which are coming back after the COVID phase is behind us, result in operating margin guidance to be at 21% to 23% for FY23.

With that, let me pause and open it up for questions.

Rishi Basu

Thank you Salil. We will now open the floor for questions. Joining Salil is Mr. Nilanjan Roy, Chief Financial Officer, Infosys.

As always ladies and gentlemen we request you to ask only one question each to accommodate everyone over the next hour and with that I am going to ask the first question from Reema Tendulkar from CNBC TV18, Reema has sent her questions to us. One question for Salil and one for Nilanjan.

Salil, you started FY22 with a guidance of 12% to 14% and finally ended with 19.7% growth for FY23. This year again you are starting with a guidance of 13% to 15%, is there conservatism built into it? And the macro environment is far more uncertain now, economists are bringing down their GDP forecast, do you see any impact on technology budget as your client face a squeeze? And for Nilanjan, what led to the sharp 200 bps margin decline in Q4, your guidance 21% to 23% is also lower than the 23% that you closed FY22 with. What is the reason and what about pricing, do you see pricing being key in margin levers?

Salil Parekh

Thanks, Rishi. The first question, let me start off with that. We see the demand environment to be robust today. Yes, the macro environment, there is a lot of talk going on, but in our pipeline and in the work that we are doing in digital and cloud we see a clear demand with our client base. Based on what we have had in terms of large deals $9.5 bn in FY22, $2.3 bn in the fourth quarter, 40% of our large deals being net new, 48% in the fourth quarter and what we are seeing in our pipeline going ahead gives us good confidence that this is the guidance in which we start the year at 13% to 15%. As the year progresses, we will see what the various forces are that will play into all of this. We have also had 22,000 net additions in terms of employees and that supports our view that we see a strong outlook in this current FY23.

Nilanjan Roy

On the margin question first, on the quarter on quarter, I think we were clear at the beginning of the year, we gave a margin guidance band of 22% to 24% and we have ended up exact in the middle at 23.0%. So what we have achieved this quarter, a part of it has been planned as well. So, for instance in this quarter, utilization which is a big driver of margin has come down that was planned we were sitting at 88.5% - uncomfortably high for us and we have brought that down from 88.5% to 87% in this quarter. So that is one planned intervention we have done. We knew that margins will get impacted, some of it is seasonality of Q4 because the working and calendar days are lower from the previous quarter that also impacts margin and some of it has been some headwinds on the revenue side. We have taken a specific commercial contractual provision for a client which we expect to recover in the times ahead. But overall, I think we have added 22,000 people in this quarter and this is looking ahead for the demand environment and some of that cost pressure stem in the quarter ahead. But like I said, we are very comfortable where we are for the year at 23%. Looking at 21%-23% we have seen what we want to do, as Salil talked about demand environment is very robust, making upfront investments behind talent both in terms of getting freshers earlier in advance and also looking at where we can invest ahead with the points which Salil talked about. We have seen the success of that in 2019 when we made these investments and the last four years have been a result of the market share gain as well. So that is one part of the margin and the second part is travel will come back. We have seen that already, some of the facilities cost as people come back to work. Those were the tailwinds due to COVID on the margin side and now some of that will return to norm and therefore at 21% to 23% is a comfortable band which we think we can operate in which builds in both of these impacts.

Rishi Basu

Thank you. I am going to move to the questions to our journalist friends who are present here and then return to some of the questions we have received from broadcast media on text, so I am going to go the Economic Times. Sai Ishwar joins us in-person, Sai why don’t you ask your question?

Sai Ishwar

Hi, Sir, could you tell us like recently in a brokerage event you said your products and platform businesses are doing well, so could you give us some color on what is happening there? Also, could you tell us what percentage of your revenue is from the platform business? And also talking about this recent influx of GCCs in India from global MNCs, so have you entered into any partnerships recently and do you see that also adding revenue or expanding your partnerships with global companies? Thanks.

Salil Parekh

Thanks for that question. I think on the platforms and products, so first we have a very strong business as you know in Finacle in the banking sector, it is a completely digital core banking product today and we see continued traction in the growth that we are seeing there. We do not break that out individually, but we see good traction with that business. We also put together other platforms, for example we have a platform called Equinox, this platform is focused on e-commerce, on retail companies. We had a large deal win in Q4 which is built on the Equinox platform, and we are starting to see traction across multiple of these areas that we’ve put in place. We have also had a platform on insurance with McCamish which is working well. We do not disclose the platform and product revenue break up, but we are comfortable with how we are seeing the growth and the traction in that at this stage.

We have very strong partnerships with the global companies that have centers in India and we see a lifecycle with them at the early stages so if we look back 5-10 years and as you look ahead at the early stages there is a strong interest in partnering as they are scaling up, in the middle stages to make sure there is more efficiency and in the later stages to see if we can take those over and transform them and we are working with clients in all these different stages. We are in conversations, in actual work with clients where they are building out a new capability, we are in discussions with clients where they are looking to see if there is something we can take over and transform completely and all of that in between. Those are very important locations for the global clients, these are places from where the leadership of these centers in India are making global decisions for the companies and we are quite fortunate that we are partnering with many of them.

Rishi Basu

Thank you. The next question is from Ayushman Baruah from Mint.

Ayushman Baruah

Hi, Salil. Firstly, what has been the impact on business from the Russia-Ukraine war, right, that is one. Point number two is you have recently launched Infosys Metaverse Foundry right, so what has been the initial traction, have you managed to win any contracts or deals with regards to this? Thank you.

Salil Parekh

First with respect to the situation in Europe. Infosys as a company, very much would like to see that the two sides come together and come to some agreement on peace. We have also launched fund of $1 mn to help on the humanitarian areas. Given what is going on in the region we have started to transition all of our work from our centres in Russia to our centres outside Russia. We have less than 100 employees in Russia. We work with no Russian clients and the work we do is with small number of global clients in Russia for which as I just mentioned we have started the transition. So at this stage we have no impact within our business given what is going on from an Infosys perspective. Once again, we are very much concerned with what is going on the ground and we are doing everything we can to help. We are also providing some assistance for re-skilling of individuals that are displaced and seeing as they move to other geographies if they can work in some of our locations in Eastern Europe. We do not do any business with Russian clients today and we have no plans of doing any business going ahead.

The Metaverse has been an incredible launch, I am glad you mentioned it. We have created an ecosystem, a Metaverse Foundry which was launched a few days ago. We are already in active discussions with several clients to start to see how they can use it. There are examples on AR/VR, there are examples that we are already using, for example the work we do in supporting ATP. There is active work in the manufacturing segment because there is a lot of use within the Metaverse of what is going on in supporting whether it is training, whether it is security, whether it is safety procedures, so lot of discussions. We are excited about it and our clients are excited about it.

Rishi Basu

Thank you. The next question is from Chandra Ranganathan.

Chandra Ranganathan

Hey Salil and Nilanjan, I have questions for both of you, so please bear with me.

Salil, I think Reema covered the Q4 numbers but you know it is still below what the street was estimating so are these one-off factors because Q1 you typically have a strong start to the year so are these one-off factors, will you sort of regain momentum because you do not have the mega deals that you had that cushioned you in the previous fiscal. I also wanted to ask you about first of all the whole controversy around Russia, you recently closed your presence there, there are also questions about Akshata Murthy’s stake in Infosys, well I know you have nothing to do with it, are these discussions happening at the Board level, are clients asking you about it because North America and Europe is where you get a majority of your business, so how serious are those concerns?

Questions for Nilanjan, attrition has zoomed to 27.7%, TCS is still at 17% so do you see this getting worse in the coming quarters before it gets better what are you doing to reign in attrition and if you can give us numbers in terms of the number of freshers hired in the previous fiscal and your fresher hiring target for this fiscal, if you can break that down for us, Thank you.

Salil Parekh

Thanks, Chandra. I think on the first one we had very strong volume growth in Q4. As you mentioned this is one-off, as Nilanjan was sharing with the client which relates to contract situation, we fully expect that this will be reversed in the coming quarters, we see very good momentum into our business as we look ahead. Our view is with the guidance we have given 13% to 15% growth and the fact that we have significant new number of recruits in Q4, 22,000, we have clear understanding that we are in a good place and the growth there is working well. With respect to the discussions in the UK, we have no comments to make on any individual shareholders. Our approach on Russia I just outlined, we are transitioning our work from Russia, and we have real concern for what is going on, on the ground and we are providing humanitarian support and help on that.

Chandra Ranganathan

Decision to cease operations in Russia came on the back of that controversy that is why I am asking you since she is part of the promoter family, is this a concern, has it been taken up at the Board level?

Salil Parekh

There again I have no comments to offer on any individual shareholder within the company. Our approach has been driven essentially by what we see, the work that we are doing in that location, how we have to manage the delivery of that work and what are the implications to our employees that are in that location. Those were mainly the factors that we looked at and that was a discussion that we had within the management and the leadership team.

Nilanjan Roy

Just to add to Salil’s point. I think in Q4 if you see our year on year growth, we end the year at 20.6%, the full year is 19.7%, it is very important not to get fixated just on the quarter, so our exit velocity is very high, the volumes are very good for the quarter. There is some seasonality on the revenue line as well, which I talked about, but I think overall giving the guidance of 13% to 15% - I do not recall in the last 10 years that we have given such a guidance.

So, your question was on attrition and the freshers hiring. So, in the last year we have hired 85,000 freshers across, both globally and in India and the year before, the pandemic year I don’t think there were many hiring - maybe few thousands. We are planning to do upwards of 50,000 at least and we will see how that plays out but that is just initial, and the good news is we have these two bright gentlemen who have mastered the art of off campus recruitment. Earlier the engine used to just go to the campus and they actually did not have any flexibility in volumes. Today we have that flexibility to ramp up volumes anytime and this year we had no idea that we would be able to service a 20% demand with a limited fresher set. So, that is working very well. Attrition is 27.7% on a LTM basis, which is last 12 months. Actually, attrition for the quarter has come down by close to 5% - both in percentage and in absolute headcount. In last quarter attrition had actually stabilized and in this quarter, we are seeing rduction both as a percentage and number for the quarter. The tail effect you are seeing - on an annual basis will continue to climb, but the good news is we have seen some of the stability and hopefully with the interventions we are looking ahead and with the April 1, comp hike planned we should continue to see some improvement in that.

Rishi Basu

Thank you. The next question is from Reuters News, N R Sethuraman.

N R Sethuraman

Sir, could you please be more specific about like what exactly was the business in Russia and what exactly are you moving out and you said like there is no impact on operations so if there is no impact on operations, like what was the work earlier being done in Russia and what is the impact of Finacle because you had been working with some clients for Finacle in Russia, Alfa-Bank was part of it right, like there was a blockchain environment that was created a couple of years back and it was tested and what is the update on that and you said there is no plan to work with clients going forward in Russia, which means there are a lot of major banks there on the sanctions so what would be the impact of your financial services in banks business if you are moving out of the region because it is all interlinked. Like in Europe would be more specific about those operations that you are moving out and could you please also help me out on how many resources were there in place in Russia and what exactly is the plan for them, is there any sale you are considering for the Russia operations? I think it is not a 100% subsidiary for you?

Salil Parekh

Thanks for the question. I think the work we do is for few of our global clients that have operations in Russia. We have less than 100 employees in Russia working with our clients. We have initiated how we can transition all of that work outside of Russia. We have no work with any Russian client today and we have no plans for any work with any Russian client going ahead. Finacle of course works with companies but not in Russia so they work with banks all over the world. That market was not a market that we were servicing in the past as well so we have no active clients in Russia and no plans for anymore clients there. There are less than 100.

Nilanjan Roy

I think probably less than what are there in this room.

Rishi Basu

Thank you. The next question is from Reshab Shaw from Deccan Herald.

Reshab Shaw

Hi gentlemen. So, my question is have you gained market share from some of your bigger rivals, and you spoke about attrition, but is the worst behind us, and the third question is, so you spoke about Russia, but in Eastern Europe what is your presence?

Salil Parekh

On market share, we are clearly gaining market share in our view at 19.7% growth - from what we understand, we are one of the fastest growing. All of this growth was based on an organic basis and we see the tremendous traction we have with clients and that gives us an increase in the market share.

On attrition as Nilanjan shared in the quarter, the attrition was about five percentage points lower than in the previous quarter and everything we see gives us a view that attrition is coming more and more into the range that we would become comfortable with. We will see how that progresses. We are actively working on many of the initiatives that are helping on this.

Rishi Basu

Thank you. The next question is from Uma Kannan from The New Indian Express.

Uma Kannan

Congrats on a strong execution in the quarter and it is fantastic to see you all in-person here. My question is considering the present geopolitical risks since you have presence in Eastern Europe are you planning to increase local talent there since you were talking about skilling there so are you planning to increase there and my next question is on workforce, are you facing any challenges in terms of a) retaining employees and b) bringing them back to base locations? Thank you.

Salil Parekh

In Eastern Europe, putting aside the geopolitical point that you mentioned I think we have a plan of expanding in Eastern Europe we have strong locations in multiple geographies, we are growing all of those locations. We had an approach as you know over the last few years for localization and in that light, we have already expanded quite significantly whether it is Poland or Romania, and we will continue to expand in the Eastern European geography. We have work that is done there and is really strong, and we believe that it will continue to expand.

As we were both mentioning, our approach to attrition, our approach to employee engagement, we are making huge changes there and we are seeing increased numbers internally on what we track with employee engagement, employee connect. What we have done as a company through the COVID period has really resonated with our employees in the flexibility and we have provided the support and care, complete support around any medical issues, the vaccination program that we ran among other things for our employees.

In terms of the base location, our approach to return to work has been to work keeping in mind what our clients are looking for and keeping in mind what our employees are comfortable with, we are slowly moving work back onto campus. We understand that some of our employees are of course not in the primary location and today the work from home is working extremely well, so what we build as we go through the next several months and quarters will be with that flexibility with a tremendous advantage to the employees with the flexibility and we will keep in mind what our clients are looking for. There are certain requirements within some clients and some industries which will require some of those teams to come back sooner and then over time with this massive recruitment from colleges we also want to be aware and responsive to how we build the culture within the company going ahead and rebuild our social capital. But all of those will be done in keeping the best interest of our clients, employees and the company in mind.

Rishi Basu

Thank you. Salil, Nilanjan, I am going to read out some questions we have got from some of our media friends who have not been able to join us physically, we about have five or six journalists who sent questions. The first in the order is from ET Now and the question is the reported numbers on topline and margins are below street expectations, was there a delay in execution and on large deal TCV wins, should we continue expecting a range of $2 bn to $2.5 bn going forward or is there a plateauing of deal wins?

Salil Parekh

Let me start with that. I think on the full year, as we had shared earlier and Nilanjan mentioned we have tremendous growth at 19.7% and the margin at 23%, so very strong execution all around. For Q4 as Nilanjan shared and I shared, we had one-off instance which is related to contractual situation. We see strong volume in Q4, we see very strong net addition to the employee base at 22,000 and we have a very strong guidance of 13% to 15% growth, so all of the factors give us a view that we see good traction in the market with our clients and we continue with our execution.

Rishi Basu

Thank you. The next question is from CNBC Awaaz. They want to know if you are seeing signs of inflationary pressures on client budgets and if you could throw some light on the texture of the deals for this quarter, which sector are they from?

Salil Parekh

So, on the inflationary pressure I think what we see with clients and what we see in the environment all around, we see most industries are facing inflation in their own businesses and they appreciate and understand, that we also have wage increases and other aspects to our business that have been put in place, so yes there are discussions we are having more today with our clients, which relate to discussions on pricing. We will see as and when they convert actually into concrete steps, but certainly there are discussions on that basis. In terms of the deals, we had a good spread across all of our sectors, we had 25 large deals in Q4, spread pretty well across most of our business segments.

Rishi Basu

Thank you. The next question is from BloombergQuint from Sajeet Manghat. He has one question for Salil and one for Nilanjan. Salil, with Infosys ending the year was nearly 20%-dollar growth due to the FY21 base effect and with the kind of order book we close the year, what is the challenge to replicating a similar growth rate in FY23 and for Nilanjan the margin band maintained at 22% to 24%, what is the big challenge to the margin given cost pressures, what are the levers to ensure you are at the upper end of the band?

Salil Parekh

On the growth question I think we have really gained tremendous market share in FY22 by having the growth at close to 20%. We can see that in the way our interactions are working with clients, we can see that in the way we have done on various analysts ratings, we can see that in the way the perception of the company is positioned vis-à-vis digital with our clients. We have given a strong guidance of 13% to 15% and we look forward to executing on that with our clients support and trust and with the work of our employees.

Nilanjan Roy

I think the guidance somebody mentioned as it has been maintained at 22% to 24%, it is actually 21% to 23% firstly. Like I mentioned earlier, as we look ahead into the year we are very clear there is a very robust demand environment which we need to capture and this also calls for investments to be made upfront. We already talked about utilization, putting freshers early into the mix, hiring 22,000 employees even before we start next year and some of the other headwinds of the pandemic which we enjoyed in a way as tailwinds which was the travel, which was also facilities, etc., and some of that will come back. We, of course have a very strong cost optimization program which we run throughout the year, this is elements of onsite, offshore mix as you all know it is about the pyramid, it is about automation at scale, we put bot factories across all our delivery lines, so these are reusable resources and assets which we can deploy into our many of our fixed price projects, subcontractors cost which were massive headwind for us and my friends here from the recruitment team are going to solve it this year to get us a tailwind on subcontractor, so 21% to 23%, that margin band we are comfortable with. And like I said, pricing is another element we are talking to our clients, of course this is a much more longer term discussion because it only happens largely with renewals, but we can go and start pushing for things like COLA, change request, etc. but that is something which we really are trying to press our pedal on with our sales folks. That is very, very important part in next year’s strategy.

Rishi Basu

Thank you, we have a couple more questions on attrition and client spending I just read it out, this is from Zee Business. We have seen attrition levels rising across IT companies and it has been similar for your company as well. When do you see this easing and what is your strategy to control and on the client part how do you see client spending for FY23 and in which vertical do you see the highest spending coming?

Salil Parekh

On the attrition we have already given a view on it, what we see today is attrition having come down five percentage points in the quarter. We also see as we look ahead many of the initiatives, we put in place whether it is greater employee engagement, the compensation reviews, different ways of people working on projects, different rates in which we go through various carrier progressions, some of them starting to have impact now and some over the course over the next few quarters. We feel attrition is definitely something which we have seen a small decline from the previous quarter, and we will watch it to see how it plays out in the quarters ahead.

In terms of the client spend we see today our pipeline is actually very strong, we see in all of our discussions, clients are more and more ready to spend much more focused on the cloud area, very much on the data analytics business, on IoT, and lots of discussion on automation which also has impact in cost and efficiency. So, in all of the elements where we have strength, we see good traction with client discussions and client spends.

Rishi Basu

Thank you. The next question is from Shivani Shinde from Business Standard and similar to the Russia-Ukraine conflict. What is the impact of Russia-Ukraine conflict on Europe business and do you see any reservations or step back on spends? And for Nilanjan, two quick questions-what are the plans on getting people back to office and in addition to Chandra’s question Shivani has asked compared to Q3 this quarter looks soft, can you give some more color?

Salil Parekh

So, on the first point, the clients that we are working with, and we are interacting with in Europe today we do not see any impact of the situation between Ukraine and Russia directly with those clients. We will wait and watch how that plays out, but in our pipeline today, in our discussions today we do not see any change to what they are doing with the project they are thinking of, with the transformation they are looking at, with the cost and efficiency they are looking at.

Nilanjan Roy

Yes, on the return to work. We have a three-phase plan. In fact, we have rolled out in April itself, so the first phase is people who are in the home locations so in the DCs where they are, whether it is in the base DC or they are in the upcountry town which is close to a DC we are encouraging people to come at least twice in a week, eight days in a month into the DCs and we are already seeing a lot of traction there. Senior leaders already coming in and teams are already having huddles, etc. that is the first phase. We are also now encouraging people - and that is part of phase two - who are outside the DC town to start making preparations over the next few months to see if they can come back into the base DC. This is again based on the individual circumstance, etc. and then over a longer period of time we are looking at more hybrid sort of work, of course that will depend on clients. It will depend on regulatory environment and a number of other considerations so this will be a phased approach and we are seeing it really each quarter.

Chandra Ranganathan

Currently how many people are working from office and home?

Nilanjan Roy

I think we have about 95% of remote, if I am not wrong.

Rishi Basu

Thank you, the next question is from Shilpa Phadnis from The Times of India on similar lines. Infosys’s attrition has gone up to 27.7% from 10.9% in the last one year despite all the measures put in place it is a tight talent market. Do you see a downward spiral in the coming months and the second question is the subcontracting expenses have gone up substantially to Rs.16,000 crore from little over Rs.9,500 crore in the last one year? How are you revisiting the employee pyramid when there is a steady ramp up in sub-contractor cost impacting margins?

Salil Parekh

On the attrition what we see today is in Q4 our attrition is down by about 5 percentage points from the previous quarter. We also see that many of the initiatives that we have put in place with regard to employee engagement, compensation, rotation of work, career progression, those are already starting to have an impact and we anticipate they will have an impact over the coming quarters, so we believe we have several of these initiatives in place that will help us as we go ahead.

Nilanjan Roy

You know just to add Salil saying on attrition. I think firstly it is important to understand is we are in an environment where demand is chasing supply. I mean this is an industry to be in, right. If you are in industry where at least supply chases demand you have ten times worse problems, so that in a way is a good problem to have, and the way we have to fulfill this demand is through freshers, right otherwise attrition is rotational and it is net zero game. My attrition is somebody else lateral and somebody else attrition is my lateral. So, end of the day the fresher has to feed into the entire system across all companies. We have put 80,000. There are larger players. Somebody who is put 100,000 plus. So once these freshers feed in they take three to four months to come into production, etc. and that is the time you will start seeing benefit of this coming into the overall macro environment of hiring market as well, now until then you have to make sure that you are also meeting that demand and not leaving demand on the table which is why you go for subcons. You of course have to pay higher for lateral compensation, etc. but like I said this is an opportunity to grab demand. These are deals which are for five years, seven years. You do not want to leave them on the table because you are not able to fulfill them for a year and so I think over a period of six months etc. definitely with freshers coming in into the entire industry and you will see a moderation of this from a more macro prospective and subcons is one of them where we are already seeing a plateauing of our subcon costs. I think the last quarter and this quarter and of course we have planned as part of the year this will definitely ramp down.

Rishi Basu

Thank you. We have covered all our questions from our friends from media. Chandra, I can give you time for one more question and I have one more question from The Economic Times on text. Swati, one question please.

Swati Moorthy

I want to ask more about the metaverse, which you said? When we spoke to Ravi, I think couple of months back he told about you are in conversation with lot of clients but how are you actually looking at it? Is it going to be a separate service unit? What is the scale of people working here and any metrics you can share? Internally are you looking at any metrics to measure because suddenly everyone is like talking about Metaverse and actively looking at and in talks with clients to take this forward?

Salil Parekh

So the metaverse foundry launch was a huge success for us. What we have are a set of assets, which form a part of this metaverse foundry. These are ways in which we can help our clients as they are considering their journey into the Metaverse. So let us say there are different segments in the manufacturing segment. There are clients who are considering how they can use this in terms of replicating actions on a factory floor and on training on various areas. When you are in retail, people are looking at the metaverse concept to demonstrate various aspects of their products to engage with the new customer who is more present in the metaverse. We have created a set of asset which can help our clients to engage in that activity and there are several discussions which are ongoing which give us good comfort that this is starting to become important. Internally we have some goals we have set for ourselves, which we want to drive through and as and when we see some of those things that we can share outside as well.

Those are internal goals because we see some of the things that we have in place there, are giving us tremendous traction. We will also have this as part of the living labs that we have in different locations all around. We will also have this when we do events with clients. We have a way to showcase some of this and so it is starting to come into it, but there are some internal goals we have set for this.

Rishi Basu

Thank you. Salil, we have just a couple more questions, one is from The Economic Times. Surabhi Agarwal says could you talk about a bit in detail about the demand environment and client spending in the coming years especially where is the demand coming from which verticals given the COVID situation and the geopolitical situation and also is the 20% growth reported this year is it sustainable or a one off and what would you attribute this 20% growth to?

Salil Parekh

So on the demand environment, we see good demand across many industries and there are different dynamics in each of the industries. So you look at HiTech businesses, they are looking to really connect with their customers in a different way, in a faster way and we are part of that. They are trying to rework their supply chains given all of that is going on globally and we are a part of those discussions. We see good demand in Financial Services which is our largest industry segment. There we are part of areas where this is really Ops and Tech transformation programs where clients are looking to have someone who can help them with the transformation of their operations while we infuse technology and create a modernized estate for them. We have good demand in the Manufacturing segment where we see clients looking at leveraging the IoT infrastructure, leveraging what is going on with the cloud and the data center evolutions. So the demand is broad based across many of our industry segments today and we see that looking good in terms of our pipeline as we look out to this financial year.

Rishi Basu

Thank you, the second part was on the 20% growth?

Salil Parekh

I think we see clearly a very good traction with our clients and we are gaining market share and we anticipate and hope with the new phase of expansion of capabilities in cloud and Cobalt, in automation, in the new digital tech companies that we will continue to gain market share as we go ahead.

Rishi Basu

Thank you, the last question is from CNBC TV18 once more, Reema Tendulkar asks you alluded to an impact due to a client contract, which you expect to get reversed? Can you quantify the heat on revenue and margins due to this?

Salil Parekh

At this stage, we will not quantify any of those specifics within that as Nilanjan shared and in one of the questions earlier mentioned is a one off contractual impact. We see very strong volume growth in Q4 and we see 22,000 new employees joining. Good demand going ahead and a good growth outlook with our guidance at 13% to 15%.

Rishi Basu

Thank you. With that we come to an end of this Q&A session. We thank all our friends from media who are here in-person and who have sent us questions for being part of this press conference. Thank you Salil and thank you Nilanjan.

Salil Parekh

Thanks, Rishi. Thank you everyone for joining us.

Nilanjan Roy

Thank you everyone.

Before we conclude please note that the archive webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you once again and please join us for some high tea outside.